Contact:  Andrew M. Weller


                    TRANSPORTATION TECHNOLOGIES RECEIVES
                      BUYOUT PROPOSAL AT $20 PER SHARE

        Chicago, IL, December 14, 1999 - An investor group led by senior members of management of Transportation Technologies Industries, Inc. (NASDAQ: TTII), including Thomas M. Begel, its Chairman and Chief Executive Officer, and Andrew M. Weller, its Executive Vice President and Chief Financial Officer, has made a proposal to acquire all of the outstanding shares of common stock of Transportation Technologies at a price of $20 per share in cash. The proposal represents a premium of approximately 29% over the closing market price of Transportation Technologies' common stock on December 13, 1999.

        The investor group has received executed commitment letters from financial institutions providing for all of the necessary debt and equity financing for the proposed acquisition.

        The Company stated that a special committee of independent members of the Board will consider the investor group's proposal and make a recommendation to the entire Board.

        The investor group's proposal is conditioned upon, among other things, approval of the transaction by the Board, the execution of a mutually satisfactory definitive merger agreement, the funding of the committed financing referred to above, the agreement of the holders of the Company's outstanding 11.75% notes to either sell their notes to the Company or consent to certain amendments to the indentures for such notes and other customary conditions. There can be no assurance that any transaction will result.

        Transportation Technologies Industries, Inc. is a leading manufacturer of components for heavy-duty and medium-duty trucks and buses and the truck parts aftermarket. Product lines include: Gunite wheel-end components; Brillion custom iron castings; Imperial body and chassis components; Bostrum truck and bus seating systems; and Fabco steerable drive axles and gearboxes. The Company is headquartered in Chicago, Illinois and has manufacturing operations in Alabama, California, Illinois, Indiana, Pennsylvania, Tennessee, Texas, Virginia, Washington and Wisconsin.

        Certain statements made in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statements. Transportation Technologies assumes no responsibility to update any of the forward-looking statements contained herein.

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